MassMutual Premier Funds - N-SAR Exhibits

For Period Ending 10/31/08
File No. 811-08690

Item 77E.  Legal Proceedings

On November 6, 2003, the MassMutual Prime Fund (now known as the MassMutual Premier Money Market Fund), the MassMutual Core Bond Fund (now known as the MassMutual Premier Core Bond Fund) and the MassMutual Balanced Fund (now known as the MassMutual Premier Balanced Fund) were each named as a defendant in an adversary proceeding brought by Enron Corp. (“Enron”), as debtor and debtor-in-possession, in the U.S. Bankruptcy Court for the Southern District of New York (“Bankruptcy Court”), in connection with Enron’s Chapter 11 bankruptcy proceeding (In re Enron Corp.). On October 18, 2005, the MassMutual Short-Term Bond Fund (now known as the MassMutual Premier Short-Duration Bond Fund) and the MassMutual Diversified Bond Fund (now known as the MassMutual Premier Diversified Bond Fund) were named as additional defendants in In re Enron Corp.  Enron alleged that the dozens of parties named as defendants, including these Funds and MassMutual and certain affiliates, were initial transferees of early redemptions or prepayments of Enron commercial paper made shortly before Enron’s bankruptcy in December 2001, or were parties for whose benefit such redemptions or prepayments were made, or were immediate or mediate transferees of such redemptions or prepayments.  It has been alleged that these Funds and the other defendants urged Enron to make these prepayments or redemptions prior to the stated maturity of the commercial paper and contrary to the terms of the commercial paper’s original issuing documents, that the transactions depleted Enron’s estate, and that they had the effect of unfairly preferring the holders of commercial paper at the expense of other general unsecured creditors. Enron has sought to avoid each of these transactions and recover these payments, plus interest and court costs, so that all similarly situated creditors of Enron can equally and ratably share the monies.

While these Funds believe that they had valid defenses to the claims alleged by Enron, these Funds and several other defendants entered into a settlement agreement with Enron, which was approved by the Bankruptcy Court on December 18, 2008. The Money Market Fund, Balanced Fund, Core Bond Fund, Short-Duration Bond Fund and Diversified Bond Fund will contribute $1,114,714, $630,499, $368,156, $151,065 and $101,869, respectively, to the settlement.  Such amounts have been accrued and recorded by these Funds in their respective financial results for the year ended October 31, 2008. The amounts Enron had sought in their complaint from the Money Market Fund, Balanced Fund, Core Bond Fund, Short-Duration Bond Fund and Diversified Bond Fund were $9.7 million, $5.5 million, $3.2 million, $1.3 million and $890 thousand, respectively.

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MassMutual Premier Small Company Opportunities Fund (Series 8)

On May 28, 2008, Registrant purchased 17,000 shares of common stock issued by Safe Bulkers, Inc. at a price of $19.00 per share, amounting to a $323,000 aggregate purchase price.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Dahlman Rose, DnB NOR Markets, Credit Suisse, Poten Capital Services LLC and Merrill Lynch & Co. were the brokers from whom the Fund purchased shares.

MassMutual Premier Main Street Small Cap Fund (Series 30)

On May 28, 2008, Registrant purchased 8,800 shares of common stock issued by Safe Bulkers, Inc. at a price of $19.00 per share, amounting to a $167,200 aggregate purchase price.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Dahlman Rose, DnB NOR Markets, Credit Suisse, Poten Capital Services LLC and Merrill Lynch & Co. were the brokers from whom the Fund purchased shares.